

16013328

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35536

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mack Investment Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Waukegan Road, Suite 300
(No. and Street)

Northfield	IL	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen W. Mack 847-657-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Road, Suite 300	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.

Financial Statements, Supplementary Information and Auditor's Report

December 31, 2015

OATH OR AFFIRMATION

I, Stephen W. Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LISA PRESTIA
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
June 23, 2017

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
December 31, 2015

Table of Contents — **Page**


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.

We have audited the accompanying combined financial statements of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. which comprise the combined statement of financial condition as of December 31, 2015, and the related combined statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial condition of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2015, and the combined results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.


MARCUMGROUP
MEMBER

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s combined financial statements. The supplemental information is the responsibility of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, Illinois
February 26, 2016

Financial Statements

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Financial Condition
December 31, 2015

ASSETS		
Cash and cash equivalents	$	195,624
Receivable from and deposit with clearing broker-dealer		26,819
Commissions and advisory fees receivable		228,444
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $295,607		-
Other assets		9,966
TOTAL ASSETS	**$**	**460,853**

LIABILITIES AND EQUITY		
Accounts payable and accrued commissions	$	130,854
TOTAL LIABILITIES		**130,854**
EQUITY		**329,999**
TOTAL LIABILITIES AND EQUITY	**$**	**460,853**

See accompanying notes.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Operations
For the Year Ended December 31, 2015

Revenue		
Commissions	$	956,569
Financial advisory fees		1,529,012
Other income		15,390
Total Revenue		2,500,971
Expenses		
Employee compensation and benefits		1,086,179
Brokerage, exchange and clearance fees		1,081,014
Communications and data processing		25,860
Occupancy		57,100
Professional fees		42,258
Other expenses		179,051
Total Expenses		2,471,462
NET INCOME	$	29,509

See accompanying notes.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE - DECEMBER 31, 2014	$ 2,000	$ 56,858	$ 241,632	$ 300,490
Net income	-	-	29,509	29,509
BALANCE - DECEMBER 31, 2015	$ 2,000	$ 56,858	$ 271,141	$ 329,999

Mack Investment Securities, Inc. Common Stock: $1 Par; 10,000 shares authorized; 1,000 shares issued and outstanding

Mack Investment Insurance Brokerage, Inc. Common Stock: $1 Par; 100,000 shares authorized; 1,000 shares issued and outstanding

See accompanying notes.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Cash Flows
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	29,509
Adjustments to Reconcile Net Income to Net Increase In Cash And Cash Equivalents		
(Increase) Decrease in Assets		
Receivable from and deposit with clearing broker-dealer		3,822
Commissions and advisory fees receivable		(14,670)
Other assets		(5,154)
Increase (Decrease) in Liabilities		
Accounts payable and accrued commissions		3,340
Total Adjustments		(12,662)
NET INCREASE IN CASH AND CASH EQUIVALENTS		16,847
Cash and cash equivalents, at beginning of the year		178,777
CASH AND CASH EQUIVALENTS, AT END OF THE YEAR	$	195,624

See accompanying notes.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to Combined Financial Statements
December 31, 2015

Note (1) Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

Mack Investment Securities, Inc. ("MIS"), an Illinois corporation, was incorporated on January 16, 1986. MIS is a broker-dealer registered with the Securities and Exchange Commission and is also a registered investment advisor. MIS provides brokerage services to retail customers. As an investment advisor, MIS provides investment management services to individuals, trusts, retirement plans and corporations. Mack Investment Insurance Brokerage, Inc. ("MII") is a registered insurance agency that sells variable life and fixed annuities. MIS and MII are licensed to do business in most states in the United States of America.

The accompanying combined financial statements reflect the accounts of MIS and MII (collectively, the "Company"), which are under common ownership and management. All significant intercompany transactions have been eliminated in combination.

B. Cash Flows

The Company considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Commissions and Advisory Fees Receivable and Payable

Commissions and advisory fees receivables represent commission due to the Company from the sale of financial products and are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

The Company uses the allowance method to account for uncollectible receivable balances. Under the allowance method, if needed, an estimate of uncollectible balances is made based upon expected actual write-offs. Factors used to establish an allowance include the credit quality of the customer and whether the balance is significant. Accounts are considered past due once the unpaid balance is 90 days or more outstanding, unless payment terms are extended by contract. Management did not deem an allowance account necessary as of December 31, 2015.

E. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over 7-10 years.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

F. Revenue recognition

Commission revenue and expenses are recorded on the trade-date. Investment advisory fees are recognized as earned and are primarily based on assets managed.

G. Advertising

The Company expenses advertising as incurred. Advertising expense was $7,501 for the year ended December 31, 2015. This amount is included in other expenses on the combined statement of operations.

H. Income Taxes

The stockholder of the Company has elected to be taxed as a small business corporation under Internal Revenue Service Regulations; therefore, no provision for federal or state corporate income taxes is necessary. The income or loss is separately reported on the individual income tax returns of the stockholder for federal and state income tax purposes. The Company is responsible for state replacement taxes, if applicable.

The Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits with other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2012.

I. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the combined financial statements.

Note (2) Receivable From Broker-Dealers and Clearing Organizations

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. At December 31, 2015, the Company had amounts due from these broker-dealers and clearing organizations totaling $26,819.

Note (3) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $196,380, which was $146,380 in excess of its required net capital of $50,000. The Company's net capital ratio was .67 to 1.

Note (4) Leases

The Company leases office space under an operating lease that expires in 2019 with an option to extend the lease for another five years at the end of the lease. Future minimum rental payments to be paid by the Company, in the aggregate and for each of the next four years, are as follows:

2016	$	60,086
2017		61,260
2018		62,435
2019		52,844
Total	$	236,625

Rent expense was $57,100 for the year ended December 31, 2015.

In addition, the Company subleases a portion of its office space on a month-to-month basis. Receipts under the subleases, recorded in other income, totaled $11,069 for the year ended December 31, 2015.

The Company also leases an automobile under an operating lease that expires in 2018. Future minimum rental payments to be paid by the Company, in the aggregate and for each of the next three years, are as follows:

2016	$	7,200
2017		7,200
2018		6,000
Total	$	20,400

Lease expense was $16,776 for the year ended December 31, 2015.

Note (5) Employee Benefit Plan

The Company maintains a profit sharing plan with a 401(k) provision covering all eligible employees. The Company contributes a percentage of salaries, matches participant contributions and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Profit sharing expense was $7,222 for the year ended December 31, 2015 and is included in employee compensation and benefits.

Note (6) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note (7) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Supplementary Information

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA **SCHEDULE I**

Broker or Dealer: Mack Investment Securities, Inc. **as of December 31, 2015**

COMPUTATION OF NET CAPITAL

Item	Amount	Code	Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 329,999	3480
2. Deduct ownership equity not allowable for Net Capital			-	3490
3. Total ownership equity qualified for Net Capital			329,999	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
B. Other (deductions) or allowable credits (List)			-	3525
5. Total capital and allowable subordinated liabilities			$ 329,999	3530
6. Deductions and/or charges:				
A. Total non-allowable assets* from Statement of Financial Condition (Notes B and C)	$ 133,234	3540		
B. Secured demand note delinquency	-	3590		
C. Commodity futures contracts and spot commodities - proprietary capital charges	-	3600		
D. Other deductions and/or charges	-	3610	133,234	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 196,765	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$ -	3660		
B. Subordinated securities borrowings	-	3670		
C. Trading and investment securities:				
1. Exempted securities	-	3735		
2. Debt securities	-	3733		
3. Options	-	3730		
4. Other securities	385	3734		
D. Undue concentration	-	3650		
E. Other (List)		3736	385	3740
10. Net Capital			$ 196,380	3750

OMIT PENNIES

*Nonallowable Assets	
Commissions and advisory fees receivable, nonallowable portion	$ 123,268
Other assets	9,966
Total Nonallowable Assets	$ 133,234

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

See Report of Independent Registered Public Accounting Firm

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA **SCHEDULE I**

Broker or Dealer: Mack Investment Securities, Inc. **as of December 31, 2015**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6 2/3% of line 18)			$ 8,724	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum capital requirement of subsidiaries computed in accordance with Note (A)			$ 50,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 50,000	3760
14. Excess net capital (line 10 less line 13)			$ 146,380	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 183,295	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 130,854	3790
17. Add:				
A. Drafts for immediate credit	$ -	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810		
C. Other unrecorded amounts (List)	$ -	3820	$ -	3830
18. Total aggregate indebtedness			$ 130,854	3840
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)			67%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	-	3880
23. Net capital requirement (greater of line 21 or 22)	-	3760
24. Excess capital (line 10 less 23)	-	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$ -	3920

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Report of Independent Registered Public Accounting Firm

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

Part IIA **SCHEDULE I**

Broker or Dealer: Mack Investment Securities, Inc. **as of December 31, 2015**

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1			4550
B. (k)(2)(i) — "Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)(2)(ii) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of Clearing Firm: RBC Correspondent Services	4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)			4580

See Report of Independent Registered Public Accounting Firm

Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 **Schedule II**
December 31, 2015

The Company is exempt from the reserve and related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Commission.

See Report of Independent Registered Public Accounting Firm

The Company is exempt from the possession and control requirements and related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Commission.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mack Investment Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Mack Investment Securities, Inc. claimed exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Mack Investment Securities, Inc. stated that Mack Investment Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mack Investment Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mack Investment Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 26, 2016



Marcum LLP ■ 111 S. Pfingsten Road ■ Suite 300 ■ Deerfield, Illinois 60015 ■ Phone 847.282.6300 ■ Fax 847.282.6301 ■ www.marcumllp.com



Mack Investment Securities, Inc.

Since 1986

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

Marcum LLP
111 S. Pfingsten Road
Suite 300
Deerfield, IL 60015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Mack Investment Securities. Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c-3-3, the Company is claiming an exemption from SEC Rule 15c3- 3 for the fiscal year ended December 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:

Name: Stephen W. Mack
Title: President

211 Waukegan Road
Suite 300
Northfield, Illinois 60093

847/657-6600

Member FINRA, SIPC
Registered
Investment Advisor



INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 which were agreed to by Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s compliance with the applicable instructions of Form SIPC-7. Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s management is responsible for Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [specifically, check #34528, dated July 29, 2015, for $2,136 for SIPC-6 and check #34791, dated February 17, 2016, for $2,121 for SIPC-7], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [groupings report reconciling the SIPC-7 amounts to the trial balance], noting no differences; and



Marcum LLP ▪ 111 S. Pfingsten Road ▪ Suite 300 ▪ Deerfield, Illinois 60015 ▪ Phone 847.282.6300 ▪ Fax 847.282.6301 ▪ www.marcumllp.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [draft SIPC-7 and groupings report] supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, Illinois
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)



COPY

SIPC-7

(33-REV 7/10)

Sent 2/17/16

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18******2475********************MIXED AADC 220
035536 FINRA DEC
MACK INVESTMENT SECURITIES INC
211 WAUKEGAN RD STE 300
NORTHFIELD IL 60093-2747

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4,257

B. Less payment made with SIPC-6 filed (exclude interest) (2,136)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,121

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the____ day of______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015



Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,500,971
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,500,971
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	787,207
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	11,068
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	798,275
2d. SIPC Net Operating Revenues	$ 1,702,696
2e. General Assessment @ .0025	$ 4,257
	(to page 1, line 2.A.)